Exhibit

Calculation of Filing Fee Tables

SC TO-1

(Form Type)

CAZ Strategic Opportunities Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	—	—	—
Fees Previously Paid	$8,992,715	0.00015310(1)	$1,376.78(2)
Total Transaction Valuation	$8,992,715
Total Fees Due for Filing			$1,376.78
Total Fees Previously Paid			$1,376.78(2)
Total Fee Offsets			—
Net Fee Due			$0
(1)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.
(2)	An aggregate fee of $1,376.78 was paid with the filing of the Schedule TO-I by the Fund (File No. 005-94824) on January 30, 2025.

Table 2 - Fee Offset Claims and Sources

Not applicable.